                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2007

                         MAGIC SOFTWARE ENTERPRISES LTD.
                              (Name of Registrant)

                    5 HAPLADA STREET, OR-YEHUDA, ISRAEL 60218
                     (Address of Principal Executive Office)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -Inquiries:
                              US Press Inquiries:

PRESS RELEASE

          MAGIC SOFTWARE ANNOUNCES GUY BERNSTEIN TO REPLACE DAVID ASSIA
                            AS CHAIRMAN OF THE BOARD

OR YEHUDA, ISRAEL, NOVEMBER 08, 2007 - Magic Software Enterprises Ltd. (NASDAQ:
MGIC), a leading provider of business integration and application development technology, today announced that it has appointed Guy Bernstein as its chairman of the board.

Mr. Bernstein replaces David Assia, who served as chairman of the board of Magic
Software from the company's inception until 2000 and then resumed that role three years ago.

David Assia is a co-founder of Magic Software. From 1986 until September 1997 and from 2005 until July 2007, he also served as the company's chief executive officer.

Mr. Assia said, "I was privileged to co-found this wonderful company and lead
Magic as we turned the company into a leading provider of business integration and application development technology it is today. I am gratified that I had the opportunity to lead the company through a very exciting period in its history, launching the first Israeli software company's IPO on NASDAQ."

Mr. Bernstein commented, "I am pleased to have the opportunity to work closely with Magic again. This company is at an exciting stage in its development. I'm confident Magic will continue to grow in the right direction and bring value to its customers and shareholders."

Eitan Naor, President and CEO of Magic Software, said, "I would like to thank
David Assia for the role he has played in Magic's business achievements. During his tenure as CEO and chairman of the board, the company has grown and become a leading provider of business integration and application development technology globally."

"As a board member, and previously the chief financial officer at Magic
Software, Guy Bernstein brings in-depth knowledge of the company and the market.
I look forward to working with Guy and the management team to lead the company to success," added Naor.

Guy Bernstein joined the Emblaze Group as Chief Financial Officer and member of the Board of Directors in April 2004 and was appointed Chief Executive Officer in December 2006. Prior to joining Emblaze, Mr. Bernstein served as Chief
Financial and Operations Officer of Magic Software, a position he held since
1999.

ABOUT MAGIC SOFTWARE ENTERPRISES

Magic Software Enterprises Ltd. (NASDAQ: MGIC) has been a leader in enterprise application development, deployment and integration technology for more than two decades. The company's service-oriented (SOA) platforms are used by companies worldwide to develop, maintain, and deploy both legacy and new business solutions, while integrating these applications across both internal and external, heterogeneous environments. Magic Software's platform-independent methodology lets companies achieve agility by quickly assembling composite applications, allowing programmers to create services and architects and business analysts to orchestrate and reuse these services to enable business processes. Through partnerships with industry leaders such as IBM and SAP and more than 2500 ISVs worldwide, Magic Software technology is used by more than
1.5 million customers around the globe.

Magic Software is a subsidiary of the Formula Systems and Emblaze Group of companies.

For more information on Magic Software Enterprises Ltd. and its products and services, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange
Commission.

CONTACT:
DAVID ZIGDON, CFO
Magic Software Enterprises Ltd.
Tel. +972 (0)3 538 9600
dzigdon@magicsoftware.com

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE
REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE
UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

MAGIC SOFTWARE ENTERPRISES LTD.
(Registrant)

BY /S/ EITAN NAOR
-----------------
Eitan Naor
President and CEO

Date: November 8, 2007